Exhibit 13.1



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"Runnin' (Lose It All)"

$250 **$250**

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MY CURRENT BIDS

My Reserved Units	**0**
My Total Cost	**$0**
Simulated Royalties (Last 12 mos)	**$0.00**
$12,740	**$11.95**
Last 12 Months Royalties Paid	Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

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Track Details

$250
Final Bid

62/**1066**

Reserved Units   Available Units

Total Units   **1066**


Naughty Boy ft. B...

 

Runnin' (Lose It All)

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Artist



 Spotify   **N/A** Streams

 YouTube   **N/A** Views

 pandora   **N/A** Streams

Description

Type of Rights: Writer's Share, Publishing

Type of Income: Streaming, Synch, Public Performance, Mechanicals

Paid By: Sony Music Publishing

Term (Life or Yrs): Life of copyright

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NFT Perk

Each purchaser of a unit in the Runnin' (Lose It All) Music Royalty Asset will also have the opportunity to claim one NFT token per unit from OneOf, our Official NFT Platform supplier. The image for the NFT is coming soon.

50% of Writer's Share

50% of Publisher's Share

PREVIOUS 4 QUARTERS REVENUE: 10,111 GBP or $12,740 USD (conversion rate of $1.26 per 1.00 GBP)

Sony Music Publishing pays royalties semi-annually.

Summary Overview

The "Runnin' (Lose It All)" Music Royalty Asset is the underlying asset of the "Runnin' (Lose It All)" Royalty Option Agreement (the "Agreement"). The Agreement contains fifty percent (50.00%) of the copyright income from the writer's share and related co-publisher's share of income from the music composition "Runnin' (Lose It All)," which was recorded by Naughty Boy featuring Beyonce and Arrow Benjamin as paid by Sony Music Publishing.

Royalty Share Agreement Terms

The "Runnin' (Lose It All) Royalty Share Agreement" will be between the seller and our company. Pursuant to the Agreement, SongVest has the right to receive 50% of the seller's share of revenue as paid by Sony Music Publishing for the full term of copyright in the respective Compositions. Revenues the company will be entitled to receive from the "Runnin' (Lose It All)" asset pursuant to this agreement include revenues earned in connection with the Seller's so-called "writer's share" and "co-publisher share" of the compositions, which will be paid at the percentage interest as defined in the "Runnin' (Lose It All)" Royalty Share Agreement for the applicable revenue sources (e.g., Streaming). Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter semi-annually for Sony Music Publishing, which shall be conclusive and binding upon the Parties, absent manifest error.

About

English producer, DJ, and musician Shahid Khan, aka Naughty Boy, combines R&B and classic U.K. breakbeat to create a pop-friendly mainstream sound that has helped score him hits with Beyoncé and Sam Smith. Khan's mainstream breakthrough arrived in 2013 with "La La La" featuring Sam Smith . Upon release, the track topped the U.K. charts and eventually became a global hit, entering the Top Five in Australia and across Europe, while peaking within the Top 40 on the Billboard charts. This success set the stage for the August release of Hotel Cabana, Khan's guest-loaded debut album for Virgin . Featuring Sandé , Wiz Khalifa , Bastille , Ed Sheeran , Wiley , Tinie Tempah , and more, the set peaked at number two on the U.K. charts. An expanded edition for the U.S. arrived the following May. In 2015 he landed in the U.K. Top Ten with the single "Runnin' (Lose It All)," featuring Beyoncé and Arrow Benjamin . He followed with the Joe Jonas collaboration "One Chance to Dance," the first single from his 2018 effort, Bungee Jumping, which also featured Dua Lipa , Mike Posner , MNEK , and Julia Michaels . A single, "Undo" with Calum Scott and Shenseea , arrived in 2019.

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Spotify		YouTube		Instagram		Pandora		Deezer	
Followers	319.8K (6,788th)	Channel Subscribers	2.2M (2,021st)	Followers	83.4K (29,035th)	Monthly Listeners	106.3K (5,919th)	Fans	264.7K (2,056th)
Monthly Listeners	3.7M (2,058th)	Channel Views	1.7B (926th)			Streams	161M (2,787th)		
Popularity	61/100 (4,060th)	Daily Video Views	357.1K (2,512th)			Artist Stations	183.6K (5,092nd)		
Playlist Reach	23.7M	Monthly Video Views	11.3M (2,359th)						
Fan Conversion Rate	8.68%								
Reach / Followers Ratio	74.24x								

*Data provided by Chartmetric.com

The first use recording of "Runnin' (Lose It All)" was released as a single by Virgin Records in September 2015. The track's lead artist is Naughty Boy, and it features superstar recording artist Beyonce and Arrow Benjamin. The track was a U.K. Top Ten hit in 2015. Subsequent remixes containing the underlying composition include "Runnin' (Lose It All) – Zinc Remix" and "Runnin' (Lose It All) – The Rooftop Boys Remix," both released in October 2015.

Financial Highlights

The royalties paid over the last twelve months from the revenue stream contemplated in the "Runnin' (Lose It All)" Royalty Share Agreement have averaged approximately 5,056GBP or $6,370 USD per semi-annual period.

Currency GBP*

Composition	2019 1H	2019 2H	2020 1H	2020 2H	2021 1H	2021 2H	Grand Total
Runnin' (Lose It All)	£46,901.54	£11,077.15	£3,902.03	£4,199.48	£4,908.23	£5,202.85	£76,191.26

Currency USD**

Composition	2019 1H	2019 2H	2020 1H	2020 2H	2021 1H	2021 2H	Grand Total
Runnin' (Lose It All)	$ 59,095.93	$ 13,957.20	$ 4,916.56	$ 5,291.34	$ 6,184.37	$ 6,555.58	$ 96,000.99

* Historical royalty earnings information is provided in British Pounds Sterling.

** To calculate historical royalty earnings in US Dollars, a conversion rate of $1.26 USD to 1.00 GBP was used.



The viewer will note a sharp decline in royalty earnings from 2019 1H to 2019 2H and a further decline in 2020 1H, with earnings leveling off after that. The 2019 1H royalty earnings include revenues from one large advertising license payment for the song.

The 2019 2H royalty earnings included licensing and performance royalties higher than levels received in later periods.

Revenues By Source

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YouTube	£451.16	£10.92	£13.25	£174.07	£979.51	£227.84	£1,856.74
Spotify	£192.05	£193.33	£200.16	£299.58	£180.67	£173.31	£1,239.08
Apple	£372.86	£154.92	£130.18	£88.28	£261.18	£166.67	£1,174.07
BMI	£148.47	£370.32	£107.17	£78.06	£96.89	£116.29	£917.19
TV	£84.49	£375.79	£266.00	£115.07	£102.73	£116.07	£1,060.14
ASCAP	£19.71	£25.11	£17.72	£26.31	£35.04	£33.83	£157.71
TouchTunes	£2.80	£5.85	£4.20	£1.92	£2.00	£5.34	£22.09
Amazon	£46.17	£1.77	£1.57	£32.47	£58.54	£2.36	£142.87
Google	£5.65	£2.33	£0.00	£0.00	£24.38	£1.76	£34.11
Universal	£54.22	£28.67	£2.40	£2.33	£1.27	£0.86	£89.73
Licensing/Other	£36,067.33	£2,124.92	£502.76	£621.34	£782.67	£1,481.23	£41,580.24
Total	**£46,901.54**	**£11,077.15**	**£3,902.03**	**£4,199.48**	**£4,908.23**	**£5,202.85**	**£76,191.26**

Currency USD**

Sources for Runnin' (Lose It All) Composition	2019 1H	2019 2H	2020 1H	2020 2H	2021 1H	2021 2H	Grand Total
Sony	$ 3,100.90	$ 4,145.54	$ 1,226.52	$ 1,913.50	$ 1,764.82	$ 1,887.64	$ 14,038.91
PRO - International	$ 7,862.06	$ 4,159.41	$ 1,505.69	$ 1,004.42	$ 1,017.29	$ 1,118.39	$ 16,667.25
Radio	$ 952.43	$ 1,501.93	$ 615.16	$ 559.79	$ 220.97	$ 619.38	$ 4,469.66
YouTube	$ 568.46	$ 13.76	$ 16.69	$ 219.33	$ 1,234.18	$ 287.07	$ 2,339.49
Spotify	$ 241.98	$ 243.59	$ 252.20	$ 377.46	$ 227.64	$ 218.37	$ 1,561.24
Apple	$ 469.80	$ 195.20	$ 164.03	$ 111.23	$ 329.08	$ 210.00	$ 1,479.33
BMI	$ 187.07	$ 466.60	$ 135.03	$ 98.35	$ 122.08	$ 146.53	$ 1,155.66
TV	$ 106.46	$ 473.49	$ 335.15	$ 144.99	$ 129.43	$ 146.25	$ 1,335.77
ASCAP	$ 24.83	$ 31.64	$ 22.32	$ 33.15	$ 44.14	$ 42.63	$ 198.71
TouchTunes	$ 3.52	$ 7.37	$ 5.29	$ 2.41	$ 2.51	$ 6.72	$ 27.83
Amazon	$ 58.17	$ 2.23	$ 1.98	$ 40.91	$ 73.76	$ 2.97	$ 180.01
Google	$ 7.11	$ 2.93	$ -	$ -	$ 30.71	$ 2.22	$ 42.97
Universal	$ 68.31	$ 36.12	$ 3.02	$ 2.93	$ 1.59	$ 1.08	$ 113.05
Licensing/Other	$ 45,444.83	$ 2,677.40	$ 633.48	$ 782.88	$ 986.16	$ 1,866.35	$ 52,391.10
Total	**$ 59,095.93**	**$ 13,957.20**	**$ 4,916.56**	**$ 5,291.34**	**$ 6,184.37**	**$ 6,555.58**	**$ 96,000.99**

* Historical royalty earnings information is provided in British Pounds Sterling.

** To calculate historical royalty earnings in US Dollars, a conversion rate of $1.26 USD to 1.00 GBP was used.

The viewer will note that the above table includes a line titled "Licensing/Other." This item includes royalty earnings from licensing for commercial advertising, television, and film as well as miscellaneous sources which do not constitute a significant percentage of royalty earnings.

Composition Information:

Title: "Runnin' (Lose It All)"

ISWC: T9177871066

Detailed Data Here



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"Runnin' (Lose It All)"
RUNNIN'
(LOSE IT ALL)
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN
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songvest Bidding on this worldwide hit song ends this week! Hit the link in our bio to reserve your SongShares for "Runnin' (Lose It All)".

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CHECK OUT OUR CURRENT VIP AUCTIONS BELOW

"Runnin' (Lose It All)"


RUNNIN'
(LOSE IT ALL)
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN

- The track's lead artist is Naughty Boy, and it features superstar recording artist Beyonce and Arrow Benjamin.
- The track was a U.K. Top Ten hit in 2015.

BID NOW

CHECK OUT OUR CURRENT VIP AUCTIONS BELOW

"Runnin' (Lose It All)"


RUNNIN'
(LOSE IT ALL)
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN

- The track's lead artist is Naughty Boy, and it features superstar recording artist Beyonce and Arrow Benjamin.
- The track was a U.K. Top Ten hit in 2015.

BID NOW



SongVest
Published by Jesse Atwell ● · June 20 at 3:58 PM · 🌐



Get your SongShares for "Runnin' (Lose It All)" - hit https://bit.ly/SVrunnin to bid on fifty percent (50.00%) of the copyright income from the writer's share and related co-publisher's share of income.

PLUS get your NFT Perk: Each purchaser of a unit will also have the opportunity to claim one NFT token per unit from OneOf, our official NFT platform supplier.

Disclaimers: www.songvest.com/disclaimers



LIVE ON SONGVEST



BID NOW

"Runnin' (Lose It All)"

 **@songvest**



LIVE ON SONGVEST
BID NOW
"Runnin' (Lose It All)"
RUNNIN'
(LOSE IT ALL)
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN
@songvest



















songvest • Follow

songvest Get your #SongShares for "Runnin' (Lose It All)" - hit the link in our bio to bid on fifty percent of the copyright income from the writer's share and related co-publisher's share of income.

PLUS get your #NFT perk: each purchaser of a unit will also have the opportunity to claim one NFT token per unit from @oneofnft, our official NFT platform supplier.

Disclaimers: www.songvest.com/disclaimers

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SongVest

Published by Jesse Atwell · Just now ·



Bidding on this worldwide hit song ends this week. Hit the link to reserve your SongShares for "Runnin' (Lose It All)"! https://bit.ly/SVrunnin

LIVE ON SONGVEST
BID NOW
"Runnin' (Lose It All)"
RUNNIN'
(LOSE IT ALL)
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN
@songvest

0 0



SongVest
@songvest

Bidding on this worldwide hit song ends this week. Hit the link to reserve your SongShares for "Runnin' (Lose It All)"! bit.ly/SVrunnin



LIVE ON SONGVEST

BID NOW

"Runnin' (Lose It All)"





@songvest

RUNNIN'
(LOSE IT ALL)

Naughty Boy
FEATURING
BEYONCÉ
AND
ARROW
BENJAMIN

4:16 PM · Jul 13, 2022 · Twitter Web App



@songvest
Naughty Boy
BEYONCÉ
ARROW
BENJAMIN



4:16 PM · Jul 13, 2022 · Twitter Web App











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